Brown Shoe Company, Inc. Investor Update Addendum - July 27, 2007
Recent Activities



EXPANSION OF BRANDS INTO CHINA

- Brown Shoe owns 51% equity stake in joint venture with Hongguo International Holdings Limited, owner of the following brands and licenses

- Through joint venture Brown Shoe is partnering with one of China's leading footwear companies to open 400 stores and department store shops for Naturalizer and 100 for Via Spiga over the next 5 years

- Combines Brown Shoe strengths in brand-building and marketing with Hongguo's store network and operational excellence in the Chinese retail industry

- The joint venture will operate stores and shops in top-tier cities – Shanghai, Beijing, Guangzhou, and Shenzhen - while remaining stores will be licensed to Hongguo subsidiary Mayflower. Joint venture will provide wholesale sourcing for all stores and shops



OPENING NATURALIZER STORES IN JAPAN

- Long-term agreement with Regal Corporation, one of the oldest and largest footwear companies in Japan, to open Naturalizer stores in Japan over the next several years

- Over 40 year relationship between BWS and Regal



AGREEMENT TO MAKE INVESTMENT IN EDELMAN SHOE, INC.

- Minority ownership position in Edelman Shoe, Inc., with option to acquire remaining interest in the future, to accelerate the growth of the Sam Edelman brand

- Young, fun, and fresh women's fashion footwear brand launched in 2004

- Sold at better department stores, including Belk, Bloomingdale's, Macy's, Neiman Marcus Cusp, Nordstrom, Von Maur as well as Victoria's Secret catalogues and over 500 independent and specialty stores

